JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATE

ANN COLVILLE MURPHY

August 27, 2007

OVERNIGHT DELIVERY

Gregory Dundas, Esq.

Counsel

Mail Stop 4561

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal

Registration Statement on Form S-4

Filed March 20, 2007

File No. 333-141453

Dear Mr. Dundas:

This letter is written in response to your comment letter dated May 9, 2007, concerning the above captioned filing.

In addition to this response letter, Belvedere SoCal is also filing a second amendment to the S-4 that responds to your comments and our several discussions with your office and that of the Chief Accountant concerning various aspects of this filing. We appreciate Staff’s efforts in responding to the various issues that this filing has raised. Included with this letter please find two marked to show changes copies of that second amendment.

Please note that the second amendment has also had substantial revision in the following areas:

•	unaudited financial statements of Professional Business Bank for the six months ended June 30, 2007 and related disclosures, including an updated MD&A, have been added;

•	textural and financial disclosure has been added concerning the pending acquisition of Spectrum Bank, including historical audited financial statements and select Guide 3 financial information;

Gregory Dundas, Esq.

August 27, 2007

•

textural disclosure has been added concerning the pending acquisition of First Heritage Bank, N.A. We acknowledge receipt of Mr. Steven Jacobs letter of August 24, 2007 and Belvedere SoCal is in the process of arranging for the audited financial information discussed in such letter. We further acknowledge that such information will need to be filed in an additional pre-effective amendment to this Registration Statement which we expect to make in the next several weeks once the audit work has been completed. While we have updated the pro forma financial statements for all three transaction, there is still much work to be done, including responding to your comments 4, 5 and 6. We would suggest that you defer your review of the pro forma financial statements until the third amendment is filed; and

•	additional textural disclosure has been made concerning the impact of the Spectrum and First Heritage Bank transactions on Professional Business Bank’s shareholders after the transaction.

As requested, this letter is keyed to your comment letter and provides a detailed response to your comments.

Summary, page 1

1.	We note your response to prior comment 7. Please revise the second paragraph on page 3 to disclose net income and shareholders’ equity for each year since 2002.

We have added the requested disclosure on page 3.

2.	We note your response to prior comment 9. However, the cross-reference refers to a section entitled “management agreement,” and there does not appear to be any such section. Please revise as necessary.

We have corrected the cross reference on page 3.

3.	Please provide a statement disclosing the assets and liabilities that Belvedere SoCal will contribute to the combined entity at the time of the merger.

We have added clarifying disclosure on page 2.

Selected Consolidated Unaudited Pro Forma Financial Data, page 12

4.	Your footnote (G) indicates that the related adjustments depict the application of purchase accounting. In light of the significant number of adjustments related to footnote (G), please revise this footnote to clearly describe the individual adjustments being made. In addition, provide a tabular presentation of the determination of the purchase price and the allocation of the purchase price to assets acquired, liabilities assumed, goodwill, and intangible assets.

Please see the second bullet point on page 2 of this letter.

Gregory Dundas, Esq.

August 27, 2007

Unaudited Pro Forma Combined Condensed Income Statement, page 14

5.	We note your disclosure on page 43 that for management services to be provided, the Surviving Bank will pay the general partner of the Fund an annual fee of 5% of the Surviving Bank’s pre-tax income, provided that it will be no less than $100,000 and no more than $500,000. Please revise your pro forma income statement data to include the annual management fees to be paid to the Fund’s general partner. Refer to Rule 11- 02(b)(6) of Regulation S-X.

Please see the second bullet point on page 2 of this letter.

6.	Please revise to include a footnote quantifying the estimated transaction costs associated with the merger and indicate that these amounts are not included in the pro forma income statement presentation. Refer to Rule 1 l-02(b)(5) of Regulation
S-X.

Please see the second bullet point on page 2 of this letter.

Recent Developments, page 15

7.	Please revise your recent developments section to disclose the following:

•	the provision for loan loss for the quartets ended March 31,2006 and 2007;
•	the allowance for loan losses as of March 31,2006 and 2007;
•	describe any changes in asset quality; and
•	describe the reasons for the $120,000 increase in expense related to the funding of the CalCAP loss reserve account.

In light of updating the Professional Business Bank financial statements through June 30, 2007, the “Recent Developments” section discussing Professional Business Bank’s interim results has been eliminated.

Cautionary Statement Regarding Forward-Looking Statements, page 15

8.	The Risk Factor section should immediately follow the Summary and Selected Financial Data. Please move this cautionary statement to a place after the forepart of the document. You may wish to move the Recent Developments section to the Summary.

We have rearranged the materials as requested.

Management after the merger, page 43

9.	Please revise your disclosure regarding the management agreement with the Fund’s general partner to describe the provision for deferral of the fee, including the definition of “regulatory or financial disability” as specified in section 3.2 of the revised management agreement. Clarify whether there are any provisions for waiving or reducing the management fees in cases of continued regulatory or financial disability.

Gregory Dundas, Esq.

August 27, 2007

The requested disclosure has been added on page 54.

Professional Business Bank Management’s Discussion and Analysis Loan Portfolio, page 80

10.	We note your response to comment 40 of our letter dated April 17, 2007. In light of the fact that amounts contributed to the loss reserve account are available to cover losses and that when the bank ceases participation in the program and all loans have been repaid or liquidated the bank is entitled to receive its share of the remaining balance in the account, it appears that the contributions to the loss reserve account have future economic benefits to the company. Please provide us with a comprehensive analysis describing how you considered the guidance of CON 6 in determining that the contributions to the loss reserve account represent an expense and not an asset,

11.	As a related matter, please revise your disclosure regarding your participation in the CalCAP program to disclose the following:

•	the contribution percentages for the bank, the borrower, and the California Pollution Control Financing Authority;
•	the bank’s potential credit losses is 100% of credit losses that exceed the balance in the loss reserve account;
•	clarify whether the available balance of the loss reserve account is maintained on an individual loan basis or for the overall pool of loans originated by the bank under the program; and
•

when the .bank ceases participation in the program and all loans are repaid or liquidated, the bank is entitled to receive the remaining balance of the loss reserve account after the California Pollution Control Financing Authority has withdrawn its pro rata share in the account.

In regards to comments 10 and 11, such comments were the subject of three additional submittals to Staff on May 11, May 21 and May 29, respectively. As a result of such submittals and further discussions with Staff, the accounting treatment of the CalCap program was revised and the 2006 financial statements were restated. Additional textural disclosure has also been added on page 98 and in Note C on page F-17.

Provision and Allowance for Loan Losses, page 81

12.	We note your revised disclosure on page 82 in response to comment 41 of our letter dated April 17, 2007. You disclose that the allowance as a percentage of total loans decreased due to improvements in credit quality and the reduction in loss factors assigned to certain risk categories. Please revise to describe the improvements in credit quality in light of your disclosure that you had no past due or potential problem loans as of

Gregory Dundas, Esq.

August 27, 2007

December 31, 2005 and 2006 and have had no significant nonaccrual loans or charge-offs since your inception in 2001. Disclose the specific risk categories for which you reduced the loss factors in 2006 and explain the reasons for the decreases.

The requested disclosure has been added on page 99.

13.	On page 82 you disclose that the reduction in the allowance also reflects the loans originated under the CalCAP program. Please revise to clarify why you believe that loans originated under the CalCAP program impacts the allowance when you do not include the loss reserve account related to these loans as part of your allowance for loan losses. In addition, for comparability quantify the allowance as a percentage of total loans, excluding CalCAP loans, as of December 31, 2005.

The requested disclosure has been added on page 100.

14.	Please revise to provide a tabular roll-forward presentation of the loss reserve account related to CalCAP loans for the periods presented

The requested disclosure has been added on page 100.

15.	We note your revised disclosure in response to comment 42 of our letter dated April 17, 2007— Describe the changes in the specific factors considered or the related risk weightings that resulted in the increase in the unallocated portion relative to the total allowance.

The requested disclosure has been added on page 100.

Professional Business Bank Consolidated Financial Statements Note C—Loans, page F-l 1

16.	We note your supplemental response to comment 46 of our letter dated April 17, 2007. For the periods presented, please tell us the relative percentage of SB A loans originated that are subsequently sold, including separate distinction between guaranteed and unguaranteed portions, if applicable. Describe for us how you determine whether and when to sell SBA loans.

This comment was the subject of two additional submittals to Staff on May 11 and May 21, respectively. As a result of such submittals, no additional changes were required in this amendment.

Note G — Income Taxes, page F-14

17.	We note your supplemental response to comment 47 of our letter dated April 17, 2007. Based upon the analysis provided, it is not clear how you determined the need for and the amount of the valuation allowance as of December 31, 2006, Please provide us with your analysis and supporting calculations.

Gregory Dundas, Esq.

August 27, 2007

18.	In your response you indicate that the valuation allowance was set at a level to limit the amount of the deferred tax asset recognized to approximately one year’s taxable income and to have the valuation allowance cover a portion of foe net operating loss carryforwards. Please tell us how you determined that limiting the deferred tax asset recognizable to one year’s taxable income was the appropriate amount that is more likely than not to be realized. Tell us how you determined that the valuation allowance should cover 85% of the net operating loss carryforwards at December 31, 2005, including how you considered the length of time available to utilize such carryforwards.

19.	In your response you state that it was anticipated that the remaining valuation allowance would be used in 2006. Please tell us when you made this determination and how this expectation does not call into question your assertion regarding the estimated amount of realizable deferred tax asset as of December 31, 2005.

In regards to comments 17, 18 and 19, such comments were the subject of two additional submittals to Staff on May 11 and May 21, respectively. As a result of such submittals, no additional changes were required in this amendment.

***********

We believe the enclosures to this letter and the second amendment to the S-4 adequately address your comments. I would be happy to discuss further with you any of the revisions made to the S-4 or any other response we have given. We look forward to the completion of the Commission’s review of this amendment to the S-4.

Very truly yours,

John F. Stuart

of REITNER, STUART & MOORE

john@reitnerandstuart.com

JFS:lw

encl.